[letterhead of Weil, Gotshal & Manges LLP]

May 10, 2005

Via Edgar Transmission

Jennifer R. Hardy
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	International Wire Group, Inc.
Form S-1 filed on November 24, 2004
File No. 333-120736

Dear Ms. Hardy:

      On behalf of International Wire Group, Inc., a Delaware corporation (the “Company”), transmitted herewith electronically for filing pursuant to Regulation S-T under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (Registration No. 333-120736). In connection with such filing, set forth below are responses to the comments of the Staff (the “Staff”) communicated in its letter dated December 22, 2004 and addressed to the Company. Additionally, please note that we have also requested confidential treatment for certain portions of Exhibit 10.13 and 10.14. Unless otherwise indicated, all references to page numbers are to page numbers in Amendment No. 1, as marked to show changes from the initial Registration Statement filed by the Company on November 24, 2004.

General

1.	We note that you disclose that you received an opinion from a nationally recognized financial advisor that the price regarding the sale of Wire Harness was fair. We also note that you disclose you obtain independent appraisals. Either identify the experts you refer to in the registration statement and file their consents or delete any references to them. Refer to Item 436(b) of Regulation C.

The Company has deleted those references.

Prospectus Cover Page

2.	Please specify the price or range of prices at which the selling shareholders will offer the shares registered in this offering. See Item 501(b)(3) of Regulation S-K. Please note that you may include language specifying that the price range will apply until your shares begin trading on an exchange or market or you may file a post-effective amendment to switch to a market price when your shares begin trading on an exchange or market.

The Company respectfully submits that the requested information is not required. Please note that the second instruction to Item 501(b)(3) of Regulation S-K states that “[i]f it is impracticable to state the price to the public, explain the method by which the price is to be determined.” Because the securities will be sold at some point in the future by the selling security holders, the Company believes that it is impracticable to state a price. On the cover of the prospectus, the Company explains that the selling security holders may sell the common stock at fixed prices, at prevailing market prices, at negotiated prices or at fixed prices that may change.

Summary, page 1

Recent Developments, page 2

3.	Please specify the alternatives you are considering for the insulated wire division and quantify the amount of your business this division represents.

The process the Company was referring to has subsequently been terminated. The information has been updated on pages 2, 22 and 37.

Summary Consolidated Financial Data, page 4

4.	Provide statement of operations data through net income (loss).

The requested revision has been made on page 5.

Risk Factors, page 6

5.	Please delete the second and third sentences of the introductory paragraph. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them.

Based on the explanation provided in the Staff’s comments, the Company assumes that the Staff is requesting that the Company delete the third and fourth sentences (rather than the second and third sentences) and has revised the paragraph accordingly on page 7.

6.	In some of your risk factors you state that you cannot assure a particular outcome. The real risk is not the lack of assurance, but rather, for example that your business will not grow or achieve profitability in the near term. Please revise your risk factors to state the actual risk and the potential impact on your company and shareholders.

The requested revisions have been made to the first two risk factors on page 7.

7.	Please avoid language in risk factors like “adversely affect,” or “material adverse effect.” Instead, please state what the specific impact will be on your financial condition or results of operations.

The requested revision has been made on pages 7, 8, 9, 10 and 12.

Risks Related to Our Common Stock, page 6

8.	Please disclose in a risk factor that your assets are pledged as security for your indebtedness and how this affects shareholders in the event of a bankruptcy filing.

A new risk factor has been inserted on page 8. Please note that the Company has not referred to a bankruptcy filing because creditors have priority both inside and outside of bankruptcy and because creditors can foreclose on the Company’s assets outside of bankruptcy.

We may be unable to list our stock, page 6

9.	Please revise this risk factor to also disclose that it will be difficult for holders of common stock to sell their stock if your shares are not listed.

The requested revision has been made beginning on page 8.

Risks Related to Our Business

10.	Please include appropriate discussion of your decreases in net sales and the reasons underlying them.

The requested revision has been made with updated information in the first risk factor on page 7.

11.	We note the disclosure on page 20 that you believe there is excess industry-wide capacity. Please describe the effects this has on your company in a risk factor.

The requested revision has been made on page 9.

12.	If material, please include a risk factor discussing the impact on your business if you lose Yazaki Corp., as a customer.

The requested revision has been made on page 10.

13.	Please describe the provisions of your certificate of incorporation that could discourage transactions that would result in a change in control of the company and the impact this may have on shareholders.

The requested revision has been made on page 12.

Demand for our products is largely dependent, page 9

14.	Please disclose the negative trend information in the automobile industry as disclosed on page 19.

The requested revision has been made on page 10.

15.	Please clarify that you do not presently have any currency hedging programs.

The requested revision has been made on page 11.

The principal raw material used in our products, page 9

16.	Please remove the mitigating language that appears in this risk factor with respect to the pass-through arrangements so that the information provided supports the risk discussed, instead of mitigating it. You can provide mitigating language in your business discussion later in the prospectus.

The Company has separated the risk factor into two separate parts. The first risk factor discusses how increases in the price of copper (which is a pass-through) can create liquidity problems. The second risk factor discusses the risk of increased losses at the Company’s insulated wire division if the price of other raw materials increase. The risk factors appear on pages 9 and 10.

17.	Please quantify the increase in premiums charged to convert copper cathode to copper rod. It appears from disclosure on page 38 that such premiums have increased 20.7%.

The requested revision with updated information has been made on page 10.

Special Note Regarding Forward-Looking Statements, page 11

18.	Please revise the second paragraph to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.

The requested revision has been made on page 13.

Unaudited Pro Forma Consolidated Financial Data, pages 12-16

19.	Revise the notes to the pro forma statements of operations for the period ended 9/30/04 and the year ended 12/31/03 to provide sufficient information to enable an investor to re-compute each pro forma adjustment.

Please note the that pro forma statements of operations for the period ended 9/30/04 and the year ended 12/31/03 have been replaced with a pro forma statement of operations for the combined year ended 12/31/04. The requested revision has been incorporated into the pro forma statement of operations on pages 15 and 16.

20.	Revise the notes to the pro forma statement of operations for the period ended 9/30/04 to disclose and discuss the expected impact that the bankruptcy proceedings, including adopting fresh-start accounting, and recording inventories at fair value are expected to have on future operating results. Clarify that the pro forma statements of operations don’t include these items since they are directly attributable to the bankruptcy and non-recurring.

The Company has updated the information on page 14, 15 and 16.

Management’s Discussion and Analysis, page 19

21.	Please discuss any known trends in your reported results that occurred or are likely to occur and may affect future results. Please see SEC Release No. 33-8350.

The Company has updated known trends on pages 19 and 20.

Results of Operations, page 22

22.	If you identify multiple factors as impacting your results of operations, quantify the impact of each factor you identify, to the extent practicable.

The requested revision has been made beginning on page 24 with updated information.

23.	Revise the discussion of your results of operations to disclose and discuss each line item below operating income (loss) for the periods presented.

The requested revision has been made beginning on page 26 with updated information.

24.	We note that accounts receivable increased 13% and net sales decreased 3% in 2003. We also note that the allowance for doubtful accounts as a percentage of accounts receivable decreased in 2003. Disclose why receivables increased, in light of the decrease in sales, and why the allowance declined, in light of the increase in receivables. Also, discuss the factors that resulted in the decrease in bad debt expense.

The explanation of these changes have been added on page 26.

Liquidity and Capital Resources, page 29

25.	Your discussion of cash flows (used in) provided by operating activities, repeats information that a reader can readily obtain from the balance sheets and statements of cash flows and does not address the annual periods. Revise your disclosures to discuss the reasons for changes in working capital items and to address the annual periods. Specifically address changes in accounts receivable and accrued and other liabilities during the annual and interim periods. Refer to SEC Release 33-8350.

The requested revision has been made with updated information beginning on page 30.

26.	Your tabular disclosure of contractual obligations does not appear to include all future obligations. Revise the historical and pro forma tables to include all future obligations including estimated interest payments related to outstanding debt and other long-term liabilities recorded under GAAP, such as expected funding requirements for employee benefit plans. Refer to Item 303(a)(5) of Regulation S-K and Release 33-8182.

The requested revision to add the estimated interest payments related to outstanding debt has been made with updated information on pages 32. A footnote has been added to the contractual obligations tables to cover deferred compensation payments for which a payment date cannot be determined. The remaining significant components of Other long-term liabilities are not included in the contractual obligations tables as these items do not require future cash payments.

Business, page 33

Environmental Matters, page 40

27.	Please tell us the amount you spend on the investigation and remediation activities at your plants in Rome, New York, and Bremen, Indiana.

For the investigation and remediation at the Rome, New York and Bremen, Indiana plants, the Company has incurred costs of approximately $98,000 and $16,000, respectively.

Management, page 43

Compensation Committee Interlocks and Insider Participation, page 48

28.	In this section you state that compensation decisions are made by the board of directors. Please clarify what duties are performed by your compensation committee and how they interact with the board of directors.

The requested revision has been made on page 51.

Certain Relationships and Related Transactions, page 53

29.	Please file the agreement with Prime Materials Recovery as an exhibit to the registration statement.

There is no formal written agreement with Prime Materials Recovery. Instead, the relationship between the Company and Prime Materials Recovery is governed through purchase orders.

Selling Security Holders, page 55

30.	Please identify the natural persons who have voting and/or investment control over the shares listed in the selling security holder table for Hicks Muse. Please refer to Rule 13d-3 to assist you in making this determination.

Hicks Muse no longer owns any interest in the Company, and, as a result, is no longer a selling shareholder. The reference to Hicks Muse as a selling shareholder has been deleted on page 60.

31.	Please disclose the percentage of outstanding common stock each selling security holder will own after the offering pursuant to Item 507 of Regulation S-K.

The requested revision has been made on page 60.

Consolidated Financial Statements

General

32.	Revise the notes to the annual and interim financial statements to disclose the specific nature of the expenses included in reorganization expenses and bankruptcy reorganization expenses during the annual and interim periods.

The requested revision has been made on page F-10 with updated information. Please note that there are no longer any interim financials statements.

Note 2 – Significant Accounting Policies, Revenue Recognition

33.	Confirm to us, and revise your disclosure to clarify, that you recognize revenues and related costs when goods are delivered for items shipped F.O.B. destination point and when goods are shipped for items shipped F.O.B. shipping point. Also, tell us how you evaluated and determined that the customer acceptance provisions in your sales arrangements don’t require you to recognize revenue upon customer acceptance. Please provide us a roll forward of your return provisions for the periods presented. If material, consider including this roll forward in the notes to your financial statements or in schedule II.

The requested revision has been made on page F-13 and beginning on page 28.

As both the bare wire products and insulated products are relatively standard in the markets that the Company serves, product acceptance has not been a significant business issue for the Company. Company policy is to only accept returns where products were not produced to customer specifications. This is evidenced by the low volume of product returns in the Company’s recent history (less than 1% of sales in each of the last three years). As a result, the Company has not had to make any significant adjustments to its returns reserve in recent years ($226,000 at December 31, 2004) and therefore has not included such activity in its Schedule II rollforward.

In establishing the Company’s revenue recognition policy, the Company has considered the criteria outlined in SFAS 48 paragraph 6 and concluded that all criteria have been met including its ability to reasonably estimate future returns. Upon shipment, no future performance obligation exists for the Company.

34.	We note you disclosed in MD&A that you provide tolling services. Revise your policy to disclose when and how you recognize revenue under tolling service arrangements. If applicable,

separately disclose tolling service revenues and related costs of services in the statements of operations as required by Rules 5-03(1) and (2) of Regulation S-X.

The requested revision has been made on page F-13 and beginning on page 28.

The Company’s bare wire division offers a variety of copper wire products, both tin-plated and non tin-plated in a variety of sizes and configurations to meet customer specifications. In working with customers to meet their needs, all of the products are first quoted on an “adder” basis only. The “adder” consists of the charge for fabricating copper rod to customer specifications. If the customer agrees to the price quoted and submits a purchase order, once the copper has been fabricated and delivered, the customer will be billed for this adder on a per pound basis.

In addition, the Company offers customers the choice of buying the copper to be fabricated or supplying their own copper (the “tolled copper”). In the former case, the Company will bill the customer the number of pounds of copper needed for the specific shipment and invoice for copper purchased. In the case where the customer supplies their own tolled copper, the Company is merely shipping them back their copper and only charging the adder value. For tolled copper, the Company keeps separate records on incoming and outgoing tolled amounts. But in the production process, the copper loses any individual identity. In this regard, the copper becomes fungible and only identified by the records on a total pounds basis.

In the Company’s books and records, there are separate general ledger accounts for the “adder” billings and for the “copper” billings. However, the Company’s financial records do not track sales between customers that supply their own copper from those that do not. The business is really measured on an “adder” basis. The Company does not run the business as two components, with copper and tolled copper. Revenues are not viewed as sales when copper is included and as services when tolled copper is provided. Rather adder is viewed as the key measurement.

The decision for a customer to purchase copper from the Company or supply their own copper is based on a variety of factors and varies from customer to customer and changes as copper prices increase or decrease.

The Company does not separately record tolled copper sales in its internal records and, accordingly, the Company does not feel the tolling portion of the business requires separate financial statement disclosure as described in Rules 5-03(1) and (2) of Regulation S-X. However, in order to provide more informative disclosure of these activities, the Company has added specific amounts and the percentage of total pounds shipped under the tolling arrangement to the applicable sections of the MD&A on pages 24 and 26.

Note 5 – Goodwill and Intangible Assets, Net

35.	Please explain to us how you initially allocated Goodwill between your segments.

Pursuant to paragraph 10 of SFAS 131, the Company has identified two operating segments (Bare Wire and Insulated) for segment reporting. Within the Bare Wire segment, three reporting units (as defined in paragraph 30 of SFAS 142) were identified for purposes of goodwill allocation upon adoption of SFAS 142. These reporting units represent the Bare Wire subsidiaries located in France and Italy, and the Bare Wire domestic operations.

Pursuant to paragraph 30 of SFAS 142, the Company has four reporting units: Bare Wire-Domestic, Bare Wire-France, Bare Wire-Italy, and Insulated. Goodwill was allocated to the Company’s four reporting units pursuant to paragraphs 34 and 35 of SFAS 142. The Bare Wire domestic reporting unit was allocated $86 million of goodwill based upon the original purchase price of this business. The reporting units for Italy and France were allocated $2.9 million and $8.7 million of goodwill, respectively, based on the purchases of these entities. The foreign goodwill amounts were fully impaired by December 31, 2003. The Insulated reporting unit in 2002 was allocated goodwill of $90 million. This goodwill was fully impaired in 2002 due to the downturn in the markets served by the Insulated reporting unit, leaving only the domestic Bare Wire unit with unimpaired goodwill.

The Bare Wire-Domestic, Bare Wire-France and Bare Wire-Italy reporting units aggregate, in accordance with paragraph 17 of SFAS 131, to comprise the Bare Wire operating segment, and the Insulated reporting unit comprises the Insulated operating segment. Bare Wire and Insulated segment disclosures are presented at Note 15 – Business Segment Information on page F-32.

36.	Provide all the disclosures required by paragraph 47 of SFAS 142. We note the current disclosures under change in accounting principle however, we believe more comprehensive disclosures should be provided. In addition, revise MD&A to disclose and discuss the goodwill impairments you recorded during the periods presented, including when you adopted SFAS 142.

The requested revision has been made on pages F-16, 25 and 27.

Note 7 – Related Party Transactions and Discontinued Operations

37.	Tell us the material terms of the supply agreement with Viasystems.

The material terms of the supply agreement are as follows:

•	The term of the agreement expires on December 31, 2005, but automatically renews for additional one year periods unless Viasystems, Inc. (“Buyer”) or the Company gives notice to the other six months prior to the initial termination date or any option termination date.

•	Buyer agrees to purchase, and the Company agrees to supply, certain percentages of Buyer’s requirements for North America and Mexico, except for silicone wire, for which Buyer will purchase a certain minimum amount and the Company will sell up to a certain maximum amount.

•	Prices are specified on an exhibit to the agreement with certain adjustments for changes in the prices of raw materials, taxes or tariff changes, and copper prices.

•	If the Company provides more favorable terms to other customers, then the Company must notify the Buyer and grant Buyer equally favorable terms (including prices) to Buyer.

•	If Buyer receives an offer from another viable source to supply similar quantities at a lower total cost and under substantially similar terms, then Buyer must give the Company the option of meeting such lower total costs. In the event that the Company does not meet such lower total cost, the Buyer may terminate its obligation to buy particular products with 60 days notice and no further obligations.

•	If the Company is unable to meet the Company’s acknowledged scheduled delivery date, Buyer can elect to purchase the products from an alternate source. If the Company is unable to meet Buyer’s scheduled delivery date which is requested by Buyer at or greater than the lead time, Buyer can recover from the Company any excess costs, expenses or penalties.

•	The agreement is terminable by Buyer or the Company because of breach by, appointment of a receiver or trustee with respect to, or assignment for the benefit of creditors of the other party.

The full agreement is filed as Exhibits 10.12, 10.13, and 10.14. Please note that we are filing Exhibits 10.13 and 10.14 with Amendment No. 1 and have requested confidential treatment.

Note 11 – Retirement Benefits and Stock Option Plans

38.	Please explain to us how you determined the amount of non-cash income during the periods presented.

The Company records non-cash compensation which reflects the difference between the conversion price and fair value of International Wire Holding Company’s (“Holding”) Class A common stock (which is no longer outstanding). These shares were convertible into shares of Holding’s common stock at a variable rate ($0.99 plus imputed interest thereon at a rate of 9% per annum), divided by the value of the common shares at the time of the valuation. Contributed capital is increased for non-cash compensation expense and decreased for non-cash compensation income. Because the number of shares was not fixed, these were accounted for as a variable award pursuant to APB 25.

The Company recorded non-cash compensation expense for this award as follows: $3.7 million in 1997, $4.0 million in 1998 and $4.2 million in 1999 for a cumulative expense of $11.9 million as of December 31, 1999. As a result of the decline in the fair value of Holding’s common stock beginning in 2000, such expenses were ultimately reversed into income with $1.5 million recorded in 2000.

A further significant drop in value of such stock in 2001 resulted in the conversion price exceeding such value and the remaining cumulative expense of $10.4 million was reversed to non-cash compensation income. As of December 31, 2002, there was no net non-cash compensation.

Note 14 – Litigation

39.	Provide us additional information related to product liability claims associated with National Union and with your indemnification of Viasystems. We generally believe that product liabilities are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being misleading and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant’s financial condition, results of operations, or liquidity. Tell us the extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency; whether liabilities and recoveries from third parties are recorded on a gross basis; the material components of the accruals and significant assumptions underlying estimates; a roll-forward of claims during each period presented; the average settlement costs for each period and the aggregate settlement costs to date.

By way of background, prior to mid-1993, the Company, its subsidiaries or predecessors, assembled millions of washing machine hoses. Washing machine hoses connect the washing machine to the water source in a residence. In 1993, the Company lost significant market share to a competitor, and also changed the materials used in the washing machine hoses. In 1997, the Company ceased production of washing machine hoses and sold the operation.

Over time, some of these washing machine hoses broke, resulting in a release of water that caused damage. Typically, homeowners will submit claims to their homeowner’s insurance company. That insurance company will pay the claim, and sometimes make a subrogation claim against the Original Equipment Manufacturer (“OEM”) that sold the washing machine, and/or against the Company or component makers (a “Hose Claim”).

For all relevant periods prior to April 1, 2002, the Company had insurance to cover Hose Claim damages. Settlements and expenses for Hose Claims prior to April 1, 2002, were paid for through a combination of the Company’s self-insured retentions, primary insurance, and excess insurance coverage.

The Company did not have insurance coverage for Hose Claims with dates of loss after April 1, 2002. However, by April 1, 2002, the Company had reached confidential global settlement agreements with insurance carriers comprising approximately 41% of the homeowners’ insurance market. During 2002 and 2003, the Company worked diligently to settle claims and enter into global settlement agreements that would significantly reduce future claims. By the end of 2003, the Company had reached global settlement agreements with approximately 57% of the homeowners’ insurance market, and by the end of December, 2004, with almost 70% of that market. Certain carriers settled for a “lump sum” which settled all past and future Hose Claims. Other carriers reached settlement agreements that included a settlement payment for past claims and a going-forward claims resolution agreement. Those claims resolution agreements provide for the settlement of Hose Claims, without litigation, through the payment of a percentage of the claim amount based upon the age of the hose. Under the payment formula, the percentage paid decreases as the age of the hose increases, with no payment required for very old hoses.

Hose Claims have been decreasing significantly, which the Company believes is the result of a number of factors. For example, the Company is not producing new hoses, hoses are leaving circulation as the washing machines to which they are attached wear out, older hoses make less attractive subrogation claims, and almost 70% of the homeowners insurance market is subject to settlement agreements. Known Hose Claims with 2004 dates of loss that are not subject to claims resolution agreements amount to approximately $1.4 million in claimed damages. Claims that are subject to claims resolution agreements during that same time frame amount to approximately $5.2 million in claimed damages, with payment on those claims limited by the terms of the claims resolution agreements.

For the majority of the Hose Claims, the Company indemnifies the OEMs to which it sold the assembled hoses. As part of the indemnity arrangement with those OEMs, the Company and the OEMs share the costs of managing, litigating and to the extent necessary, settling Hose Claims. The Company also contractually indemnifies Viasystems, Inc. as part of the sale agreement entered into when Viasystems, Inc. purchased the Company’s subsidiary that had assembled the hoses. Note 7 to the Company’s December 31, 2003 financial statement provides disclosure of this indemnification agreement and the related liability for Hose Claims.

In response to the specific question concerning product liability claims associated with National Union, National Union provided excess insurance coverage from April 1, 2000 through March 31, 2002. National Union originally denied coverage to the Company for Hose Claims, and litigation resulted. The Company prevailed against National Union at the trial court level, and then entered into a confidential settlement agreement. Pursuant to that agreement, all outstanding Hose Claims with dates of loss that fall between April 1, 2000 through March 31, 2002, are being defended and indemnified by National Union.

Through December 31, 2000, the Company had incurred claims payments of $6.1 million in addition to $2.1 million of legal and administrative costs relative to these claims. As the Company began to challenge claims in 2001, claims paid decreased to $1 million in 2001. Expanded settlements of the claims activities with all parties accelerated in 2002. For the years 2002, 2003 and the combined year 2004, the Company incurred claims settlement charges and associated legal costs of $8.0 million, $4.9 million, and $3.7 million, respectively. The charges recorded and disclosed by the Company during these periods were based on an analysis of the expected claims activity.

As a result of the Company’s ability to settle potential obligations with the vast majority of the potential claimants and the Company’s insurance carrier, the Company believes that its remaining reserve of $2.3 million at December 31, 2004 will be adequate to resolve any remaining obligations that may result from the wind down of this situation. As of December 31, 2003 and December 30, 2004, there were no receivables recorded from third parties as potential recoveries of significance had been previously received in cash. Pursuant to the claims resolution agreement, the Company is not the primary obligor to the settlements with claimants, but rather pays its formula based payment as full satisfaction with no reimbursement by OEMs or insurance carriers.

40.	Revise MD&A to provide a meaningful analysis as to why the amounts you charged to discontinued operations in each period were recorded and how the amounts were determined. In addition, disclose and discuss the basis for your conclusion that the remaining matters will not have a material adverse effect on the Company, in light of the historical charges.

The requested revision has been made on pages 26 and 28.

Interim Consolidated Statements of Operations

41.	Parenthetically disclose the stated amount of contractual interest expense during the period you were in bankruptcy.

The requested revision has been made on page F-5.

Signatures

42.	Please revise to identify your principal accounting officer.

The requested revision has been made on page II-7.

      Should you have any questions, please feel free to contact the undersigned at 214-746-7787 or R. Scott Cohen at 214-746-7738.

Sincerely,

/s/ Michael B. Farnell

Michael B. Farnell, Jr.

cc:	Glenn Holler
Wendell Weakley
R. Scott Cohen